                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

===============================================================================

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13d-1(a) AND
                     AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. 23) (1)

                             Katy Industries, Inc.
                               (Name of Issuer)

                  Common Stock, One Dollar ($1.00) par value
                        (Title of Class of Securities)

                                   486026107
                                (CUSIP Number)

                              Jonathan P. Johnson
                                   President
                                   CRL, Inc.
                        6300 S. Syracuse Way, Suite 300
                              Englewood, CO 80111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 29, 2001
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


CUSIP No. 486026107                   13D                    Page 2 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Wallace E. Carroll, Jr.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          -----
                                                                      (b)   X
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK NOT APPLICABLE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                 192,239
8    SHARED VOTING POWER                                             2,930,920
9    SOLE DISPOSITIVE POWER                                            192,239
10   SHARED DISPOSITIVE POWER                                        2,930,290
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,122,529
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  35.2%
14   TYPE OF REPORTING PERSON*                                              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 3 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Amelia M. Carroll
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   X
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                  18,729
8    SHARED VOTING POWER                                             3,129,800
9    SOLE DISPOSITIVE POWER                                             18,729
10   SHARED DISPOSITIVE POWER                                        3,129,800
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,148,529
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  35.5%
14   TYPE OF REPORTING PERSON*                                              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 4 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 7/1/57
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   X
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                   2,151
8    SHARED VOTING POWER                                             2,073,436
9    SOLE DISPOSITIVE POWER                                              2,151
10   SHARED DISPOSITIVE POWER                                        2,073,436
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,075,587
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  23.3%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 5 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                 603,000
8    SHARED VOTING POWER                                             2,073,436
9    SOLE DISPOSITIVE POWER                                            603,000
10   SHARED DISPOSITIVE POWER                                        2,073,436
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,676,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  30.1%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 6 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 1/20/61
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                  11,881
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                             11,881
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       11,881
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           Less than 1%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 7 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Lelia H. Carroll Trust U/A Dated 7/12/62
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                 180,661
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                            180,661
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      180,661
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   2.0%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 8 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll, Jr. Trust #2 U/A
     Dated 12/30/76
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                     762
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                                762
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          762
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           Less than 1%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 9 of 15 Pages

1    NAMES OF REPORTING PERSONS
     CRL, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                               2,073,436
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                          2,073,436
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,073,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  23.3%
14   TYPE OF REPORTING PERSON*                                              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                   Page 10 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace Foundation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Colorado

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                  32,910
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                             32,910
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       32,910
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           Less than 1%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                   Page 11 of 15 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          -----
                                                                      (b)   x
3    SEC USE ONLY                                                         -----
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 -----
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                   6,760
8    SHARED VOTING POWER                                                   -0-
9    SOLE DISPOSITIVE POWER                                              6,760
10   SHARED DISPOSITIVE POWER                                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        6,760
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 ---------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           Less than 1%
14   TYPE OF REPORTING PERSON*                                              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 23
                                TO SCHEDULE 13D

Item 1.  Security and Issuer

This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System.

Item 2.  Identity and Background.

This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("WEC Jr."), Amelia M. Carroll ("AMC"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants, The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants, the Subtrusts under The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "WEC Jr. '76 Subtrusts Number 2"), CRL, Inc., a Delaware corporation, The Wallace Foundation and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 (the "79 Subtrusts") (collectively, the "Reporting Persons").

Each of the Reporting Persons has previously filed a statement on Schedule 13D reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1.

Item 3.  Source of Funds

         Not applicable

Item 4.  Purpose of Transaction.

Item 4 is amended to add the following information in response to Items (a),
(b), (e), (e) and (g) of Schedule 13D. The Reporting Persons have no present plans or proposals with respect to Items 4(c), (f), (h), (i) and (j) of Schedule 13D.

On March 29, 2001 Katy Industries, Inc. (the "Company")entered into a Preferred Stock Purchase and Recapitalization Agreement (the "Recapitalization Agreement") with KKTY Holding Company, LLC ("Purchaser), pursuant to which the Purchaser will (i) make a cash tender offer (the "Tender Offer") to buy up to 2.5 million Shares (or 29.8% of the outstanding Shares) at a price of $8.00 per Share and
(ii) buy from the Company 400,000 shares of newly issued Convertible Preferred Stock (the "Preferred Shares") at $100 per share (equivalent to $8.00 per underlying Share). If the Purchaser buys 2.5 million Shares as a result of the Tender Offer and 400,000 Preferred Shares from the Issuer, it will have a majority of the outstanding Shares (on a fully diluted basis excluding options). The Reporting Persons entered into a Stock Voting and Tender Agreement with the Purchaser, dated as of March 29, 2001 (the "Voting Agreement"), pursuant to which the Reporting Persons must collectively tender at least 1.5 million Shares to the Purchaser in connection with the Tender Offer. The Reporting Persons may collectively elect to tender up to 3,100,529 Shares to the Purchaser in connection with the Tender Offer, but the number of Shares tendered, and the number of Shares actually sold by the Reporting Persons pursuant to the Tender Offer, may vary based on (i) the proration of such tendered Shares in accordance with the terms of the Recapitalization Agreement and the terms of the Tender Offer, and (ii) the review by the Reporting Persons of market or other factors that could lead the Reporting Persons to tender more or fewer Shares or to withdraw all or part of the Shares in excess of the minimum (1.5 million Shares) previously tendered by the Reporting Persons prior to the consummation of the Tender Offer.

The Voting Agreement also requires the Reporting Persons, from March 29, 2001 until the earlier of the closing date under the Recapitalization Agreement or the termination of the Voting Agreement (the "Voting Period"), to vote (or caused to be voted), in aggregate, 2,500,000 of such Reporting Persons' Shares in favor of any actions required to authorize and effect the transactions contemplated by the Recapitalization Agreement, including, without limitation, to vote (A) in favor of the election of all directors nominated by the Company's board of directors, including each of the Purchaser's designees (unless the matters referred to in (B) and (C) below shall not have been approved by the Company's shareholders); (B) in favor of the approval and adoption of an amendment to the Company's Certificate of Incorporation authorizing (1) classification of the Company's board of directors into two classes with staggered terms of office and (2) 600,000 Preferred Shares; (C) in favor of the issuance of the Preferred Shares to the Purchaser and the issuance of the Shares upon the conversion of the Preferred Shares; (D) against any action, transaction or agreement that would result in a breach of any covenant, representation or warranty or any obligation or agreement of the Company under the Recapitalization Agreement or of such Reporting Person under the Voting Agreement; and (E) except as otherwise agreed to in writing in advance by the Purchaser, against the following actions (other than the transactions contemplated by the Recapitalization Agreement): (1) any extraordinary corporate transaction, such as a reorganization, recapitalization, merger, consolidation or other business combination involving the Company; (2) a sale, lease or transfer of a significant part of the assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (3) any change in the persons who constitute the board of directors of the Company;
(4) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws other than the authorization and adoption of an amendment to the Company's Certificate of Incorporation authorizing (i) classification of the Company's board of director's into two classes with staggered terms of office and (ii) 600,000 of the Preferred Shares; (5) any other material change in the Company's corporate structure or business; or (6) any other action involving the Company which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Recapitalization Agreement. During the Voting Period, each Reporting Person has appointed the Purchaser its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote, to act by written consent or to request that the chairman or secretary of the issuer call a special meeting of stockholders with respect to a proportion of such Reporting Person's Shares (totaling, in the aggregate, 2,500,000, of the Reporting Persons' Shares).

Item 5.  Interest in Securities of the Issuer.

     This statement is filed with respect to Shares of the Company in which any of the Reporting Persons have or share voting and investment power. Information concerning the number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth on the cover pages of this statement, which are incorporated herein by this reference in their entirety.

     The following table indicates the direct and indirect beneficial ownership:

                                                NAME                                                   SHARES        % OF CLASS
Wallace E. Carroll, Jr., an individual resident of the State of Colorado                              3,122,529           35.2%

Amelia Carroll, an individual resident of the State of Colorado                                       3,129,800           35.5%

The Wallace E. and Lelia H. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr.
  and his descendants                                                                                 2,075,587           23.3%

The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants       2,676,436           30.1%

The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants         11,881    Less than 1%

The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants          180,661            2.0%

Subtrusts under The Wallace E. Carroll, Jr. Trust #2 U/A Dated 12/30/76 F/B/O the descendants of
  Wallace E. Carroll, Jr.                                                                                   762    Less than 1%

Subtrusts under The Wallace E. Carroll Trust U/A Dated 12/20/79 F/B/O the descendants of Wallace E.
  Carroll, Jr.                                                                                            6,760    Less than 1%

The Wallace Foundation                                                                                   32,910    Less than 1%

CRL, Inc.                                                                                             2,073,436           23.3%

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The description of the Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety, and subject in its entirety to the complete provisions of such agreement attached hereto under Item 7 as Exhibit A.

Item 7.  Material to be filed as Exhibits.

In accordance with subparagraph 3 of Item 7, the Voting Agreement is attached hereto as Exhibit 99.1.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: April 4, 2001


The Wallace E. Carroll Trust U/A      The Wallace E. and Lelia H. Carroll Trust
Dated 7/1/57 F/B/O Wallace E.         U/A Dated 5/1/58 F/B/O Wallace E.
Carroll, Jr. and his descendants      Carroll, Jr. and his descendants

By: /s/ Wallace E. Carroll, Jr.       By: /s/ Wallace E. Carroll, Jr.
    ------------------------------       --------------------------------
    Wallace E. Carroll, Jr., Trustee      Wallace E. Carroll, Jr., Trustee


The Wallace E. Carroll Trust U/A      The Lelia H. Carroll Trust U/A
Dated 1/20/61 F/B/O Wallace E.        Dated 7/12/62 F/B/O Wallace E.
Carroll, Jr. and his descendants      Carroll, Jr.

By: /s/ Wallace E. Carroll, Jr.       By: /s/ Wallace E. Carroll, Jr.
    ------------------------------       --------------------------------
    Wallace E. Carroll, Jr.               Wallace E. Carroll, Jr.
    Trustee                               Trustee


The Wallace E. Carroll, Jr. Trust     The Wallace H. Carroll Trust U/A
#2 U/A                                Dated 12/20/79 F/B/O the
Dated 12/30/76 F/B/O the              descendants of
descendants of                        Wallace E. Carroll, Jr.
Wallace E Carroll, Jr.

By: /s/ Philip E. Johnson             By: /s/ Wallace E. Carroll, Jr.
    ------------------------------       --------------------------------
    Philip E. Johnson, Trustee        Wallace E. Carroll, Jr., Trustee


CRL, Inc.                             The Wallace Foundation

By: /s/ Jonathon P. Johnson           By:  /s/ Wallace E. Carroll, Jr.
   -------------------------------       --------------------------------
Name: Jonathon P. Johnson                  Wallace E. Carroll, Jr., Trustee
      ----------------------------
Title: President
       ---------------------------    By: /s/ Amelia Carroll
                                         --------------------------------
/s/ Amelia Carroll                        Amelia Carroll, Trustee
    ------------------------------
    Amelia Carroll


/s/ Wallace E. Carroll, Jr.
--------------------------------
    Wallace E. Carroll, Jr.